Exhibit 99.1

Ballard closes acquisition of GeoPura, becoming an integrated hydrogen energy solutions provider

The combined business brings together Ballard's proven fuel cell technology and global scale with GeoPura's Hydrogen Power Units, fuel supply capabilities and Energy-as-a-Service business model.

VANCOUVER, BC and NEWCASTLE, UK, Aug. 28, 2026 /CNW/ -- Ballard Power Systems Inc. (NASDAQ: BLDP) (TSX: BLDP) ("Ballard"), a global leader in hydrogen fuel cell technology, today announced that it has closed the acquisition of GeoPura Limited ("GeoPura"), a leading UK-based provider of zero-emission, hydrogen-based power solutions.

Founded in 2019, GeoPura's mission is to deliver reliable, zero-emission power where and when it is required. The company designs, manufactures, and operates their category defining Hydrogen Power Unit™, or HPU™, that offer clean, low noise, off-grid power with 6-9's reliability. Utilizing Ballard fuel cell modules at their core, these advanced systems convert hydrogen into clean electricity. GeoPura also produces green hydrogen, generated via electrolysis, at its dedicated production facilities and transports it with the UK's largest compressed hydrogen distribution fleet.

The acquisition transforms Ballard into an integrated hydrogen energy solutions provider. The combination of GeoPura's HPU™ platform, fuel production, and logistics with Ballard's advanced fuel cell technology, creates a turnkey Energy-as-a-Service (EaaS) solution enabling Ballard to serve customers as a one-stop zero-emission energy solution provider. This end-to-end capability strengthens Ballard's market presence across Europe, offers new commercial opportunities into North America, while reinforcing its long-term path toward sustainable profitability and accelerated growth.

GeoPura’s category defining HPU2™, 500kW system containing Ballard Fuel Cell Modules.

"Today marks a pivotal milestone in Ballard's evolution as we officially welcome GeoPura to our organization," said Marty Neese, Chief Executive Officer of Ballard. "By bringing GeoPura's clean power generation platform together with Ballard's fuel cell stack engineering under one roof, we provide our customers with a single, integrated source for reliable zero-emission power. This strategic combination enhances our competitive advantage across Europe and North America and positions Ballard to capture value across the entire hydrogen ecosystem."

Andrew Cunningham, who now takes the role of Ballard's President, added, "Uniting with Ballard creates a stronger, more resilient partner for customers facing increasingly complex energy challenges. Together, we combine world-leading fuel cell technology with proven hydrogen power production and infrastructure expertise to deliver reliable, zero-emission energy where and when it's needed. From replacing fossil fuel generation and overcoming grid constraints to strengthening energy security and protecting local air quality, we provide a practical solution to some of the most pressing power challenges facing businesses today. I'm energised to lead our combined team as we take these capabilities to more customers and markets around the world and execute on our shared growth vision."

The transaction agreement includes total upfront consideration of £275.0 million, comprising £82.5 million in cash, 49,584,212 newly issued Ballard common shares and restricted share units which will be settled in 12 months for an additional 1,084,540 Ballard common shares. On a pro-forma basis, former GeoPura shareholders hold approximately 14.1% of Ballard's outstanding common shares. Ballard may pay up to £27.5 million in additional contingent consideration upon GeoPura's achievement of specified post-closing financial milestones.

Effective with closing, Andrew Cunningham has assumed the role of President of Ballard, reporting directly to Chief Executive Officer Marty Neese. In addition, Andrew Cunningham and Lord Richard Harrington, former UK Business and Industry Minister and Chairman of GeoPura, have joined Ballard's Board of Directors as nominees designated by the former GeoPura shareholders.

About Ballard

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is a global leader in zero-emission hydrogen energy solutions and an integrated Energy-as-a-Service (EaaS) provider. Together, with its wholly owned subsidiary, GeoPura Ltd., Ballard delivers turnkey, vertically integrated hydrogen ecosystem solutions spanning hydrogen production, logistics, refuelling, zero-emission fuel cell engines, and stationary Hydrogen Power Units.

Ballard powers critical off-grid, stationary applications - including construction, events, film sets, healthcare, defense, temporary power infrastructure, and supplies fuel cell engines for heavy-duty mobility applications such as bus, rail, and marine. With an EaaS model, combined with cutting-edge technology across the hydrogen value chain, Ballard decarbonizes mission-critical operations worldwide. To learn more about Ballard, visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This press release contains certain information that may constitute "forward-looking information" within the meaning of applicable Canadian Securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (together, "forward-looking statements"). Often, but not always, forward-looking statements can generally be identified by the use of forward-looking words such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "continue", and "guidance", or other similar words and may include, without limitation, statements regarding the benefits of the GeoPura acquisition to Ballard, its shareholders, customers, and other stakeholders; market growth and opportunities; plans, strategies and objectives of management; and expected costs or production outputs. Forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, foreign exchange rate fluctuations, general economic conditions, increased costs, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions, recruitment and retention of personnel and potential litigation.

Forward-looking statements are based on the Company's and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. The Company does not give any assurance that the assumptions on which forward-looking statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or its management or beyond the Company's control. Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward-looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this press release speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances.

Further Information
Sumit Kundu – Investor Relations, +1.604.360.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 09:29e 28-AUG-26